UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: . . . . . 3235-0058
Washington, D.C. 20549	Expires: November 21, 2025
Estimated average burden hours
FORM 12b-25	per response. . . . . . . . 2.50

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
1-32955

CUSIP NUMBER
44183U308

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

HOUSTON AMERICAN ENERGY CORP.

Full Name of Registrant

Former Name if Applicable

1300 Post Oak Blvd., Suite 1305
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Houston American Energy Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Quarterly Report”). The Company requires additional time to finalize and review its consolidated financial statements due to a combination of factors, including the complexities of the preparation of such financial statements and accompanying notes resulting from the share exchange relating to a share exchange agreement entered into by the Company in July 2025 (the “Share Exchange Agreement”), and because the Company will be unable to complete certain financial information in the Quarterly Report in interactive data format in eXtensible Business Reporting Language (“XBRL”) without unreasonable effort or expense. Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate financials, edgarization and XBRL processing of the Quarterly Report can be completed. The Company is working diligently to complete the Quarterly Report as soon as possible on or before the prescribed due date provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lucie Harwood	(713)	322-8818
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant change in results of operations for the quarter ended September 30, 2025, compared to the three and six months ended March 30, 2025 and June 30, 2025. As the Share Exchange Agreement was accounted for as a reverse acquisition, the financials reflect the assets acquired and liabilities assumed as a result of the reverse acquisition.

HOUSTON AMERICAN ENERGY CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2025	By:	/s/ Lucie Harwood
Lucie Harwood
Chief Financial Officer